Vincent “Tripp” Keber, III

4990 Oakland Street

Denver, CO 80239

January 22, 2018

Mr. Terry Buffalo

American Cannabis Company, Inc.

5690 Logan Street, Unit A

Denver, CO 80216

Dear Mr. Buffalo:

Please accept this letter as notice of my resignation from the board of directors of American Cannabis Company, Inc., effective as of the date of this letter.

Sincerely yours,

Tripp Keber